EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-08437 and 333-98819 on Form S-8 of our report dated February 14, 2003, relating to the consolidated financial statements of Vodavi Technology, Inc. and subsidiaries as of and for the years ended December 31, 2002 and 2001 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the adoption of a new accounting principle and (ii) the application of procedures relating to certain other disclosures related to the 2000 consolidated financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures) appearing in this Annual Report on Form 10-K of Vodavi Technology, Inc. and subsidiaries for the year ended December 31, 2002.


DELOITTE & TOUCHE LLP
Phoenix, Arizona
   March 28, 2003